CLIFTON STAR RESOURCES INC.

BY-LAW NO. 2010-1

GENERAL BY-LAWS

DEFINITIONS

1.	In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:
a)

"Act" means the Canada Business Corporations Act, R.S.C., (1985), c. C-44, as from time to time amended, and every statute that may be substituted therefore and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefore;

	b)	"articles" means the articles, as from time to time amended, of the Corporation;
	c)	"by-law" means any by-law of the Corporation, from time to time in force and effect;
	d)	"unanimous shareholders' agreement" means an agreement as described in subsection 146(2) of the Act;
e)

words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders and vice-versa; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of individuals;

f)

the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions; and

	g)	all terms contained in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act.
REGISTERED OFFICE
2.

The Corporation may from time to time (i) by resolution of the Board of directors change the location of the address of the registered office of the Corporation within the province or territory specified in the articles and (ii) by articles of amendment change the province or territory in which its registered office is situated to another province or territory within Canada.

CORPORATE SEAL
3.	The Corporation may have one or more corporate seals which shall be such as the Board of directors may by resolution from time to time adopt and change.
DIRECTORS
4.	Number and Powers

Subject to Section 102 of the Act, the Board of directors shall be entitled from time to time, to fix by resolution the number of directors within the minimum and maximum numbers indicated in the articles of the Corporation. The directors shall determine the quorum for the meetings of the Board of directors, but until otherwise determined, simple majority of the directors in office constitutes a quorum, provided that, after the commencement of the meeting, one-third (1/3) of the number of directors shall constitute a quorum for the transaction of business at the meeting. If there is no quorum at a meeting, a majority of the directors present may adjourn the meeting to a fixed time and place, but no other business may be transacted.

5.	Vacancies

Subject to the provisions of the Act, and in particular section 111(1) of the Act, should a vacancy occur in the Board, the remaining directors, if constituting a quorum, may appoint a qualified person to fill the vacancy for the remainder of the term. In the absence of a quorum the remaining directors shall forthwith call a meeting of shareholders to fill the vacancy pursuant to section 111(2) of the Act. Where a vacancy or vacancies exist in the Board, the remaining directors may exercise all of the powers of the Board so long as a quorum remains in office.

6.	Term of Office

A director's term of office shall be from the meeting at which he is elected or appointed until the annual meeting next following or until his successor is elected or appointed, or until, if earlier, he dies or resigns, or is removed or disqualified pursuant to the provisions of the Act.

7.	Election
Directors shall be elected by the shareholders by ordinary resolution adopted at a general meeting by a show of hands unless a ballot is demanded and if demanded such election shall be by ballot.

A retiring director shall retain office until the adjournment or termination of the meeting at which his successor is elected unless such meeting was called for the purpose of removing him from office as a director, in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal.

MEETINGS OF DIRECTORS
8.	Place of Meeting

Subject to the articles, meetings of directors may be held at any place within or outside Canada as the directors may from time to time determine or the person convening the meeting may give notice. A meeting of the Board of directors may be convened by the Chairman of the Board, if any, the President, if any, a Vice-President who is also a director, if any, or any two directors at any time. The Secretary, if any, shall upon direction of any of the foregoing convene a meeting of the Board of directors.

9.	Notice

Notice of the time and place for the holding of any such meeting shall be delivered, mailed, telegraphed, cabled, telexed, telecopied or communicated by any other means to each director at his latest address as shown on the records of the Corporation not less than two days, exclusive of the day on which the notice is delivered, mailed, telegraphed, cabled, telexed, telecopied or communicated by any other means, but inclusive of the day for which notice is given, before the date of the meeting; provided that meetings of the Board of directors may be held at any time without notice if all the directors have waived notice.

For the first meeting of the Board of directors to be held immediately following the election of directors at an annual or special meeting of the shareholders, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

A notice of a meeting of directors shall specify any matter referred to in subsection 114(5) of the Act that is to be dealt with at the meeting.
10.	Waiver of Notice

Notice of any meeting of the Board of directors or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by telegram, cable or telex addressed to the Corporation or in any other manner, and such waiver may be validly given either before or after the meeting to which such waiver relates. The attendance of a director at a meeting of directors is a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11.	Telephone Participation

A director may, if all the current directors of the Corporation consent thereto, either before, during or after the meeting, participate in a meeting of directors by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means shall be deemed to be present at that meeting.

12.	Adjournment

Any meeting of the Board of directors may be adjourned, from time to time, by the chairman of the meeting, to a fixed time and place and no notice of the time and place for the continuance of the adjourned meeting need be given to any director. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

13.	Quorum and Voting

Subject to the articles, a majority of the directors shall constitute a quorum for the transaction of business. Subject to subsection 117(1) of the Act, no business shall be transacted by the directors except at a meeting of directors at which a quorum of the Board is present. Questions arising at any meeting of the Board of directors shall be decided by a majority of votes cast at a meeting at which a quorum is present. In case of an equality of votes, the chairman of the meeting, in addition to his original vote shall not have a second or casting vote. Where the Corporation has only one director, that director may constitute the meeting.

14.	Resolution in Lieu of Meeting

A resolution in writing and signed on the same document or on several identical documents by all the directors entitled to vote on that resolution at a meeting of directors, is as valid as if it had been passed at a meeting of directors or committee of directors.

A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors.
REMUNERATION OF DIRECTORS
15.

The remuneration to be paid to the directors shall be such as the Board of directors shall from time to time determine and such remuneration shall be in addition to the salary paid to any officer of the Corporation who is also a member of the Board of directors. The directors may also by resolution award special remuneration to any Director undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director by the Corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

INDEMNITIES TO DIRECTORS AND OTHERS
16.

Except in respect of an action by or on behalf of the Corporation or Another Body Corporate, as hereinafter defined, the Corporation shall indemnify each director and officer of the Corporation and each former director and officer of the Corporation and each person who acts or acted at the Corporation's request as a director or officer of Another Body Corporate, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or Another Body Corporate, as the case may be, if

	a)	he acted honestly and in good faith with a view to the best interests of the Corporation; and
	b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.
"Another Body Corporate" as used herein means a body corporate of which the Corporation is or was a shareholder or creditor.
OFFICERS
17.	Appointment of Officers

The Board of directors, annually or as often as may be required, may elect from among themselves a Chairman of the Board and may appoint a President and a Secretary and, if deemed advisable, may also appoint one or more Vice-Presidents, a Treasurer and one or more Assistant-Secretaries and/or one or more Assistant-Treasurers. None of such officers, except the Chairman of the Board, need be a director of the Corporation. Any two or more of such offices may be held by the same person. In case and whenever the same person holds the offices of Secretary and Treasurer he may, but need not, be known as the Secretary-Treasurer.

The Board of directors may from time to time designate such other offices and appoint such other officers, employees and agents as it shall deem necessary who shall have such authority and shall perform such functions and duties, as may from time to time be prescribed by resolution of the Board of directors.

18.	Remuneration and Removal of Officers

The remuneration of all officers, employees and agents elected or appointed by the Board of directors may be determined from time to time by resolution of the Board of directors. The fact that any officer, employee or agent is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined. The Board of directors may by resolution remove any officer, employee or agent at any time, with or without cause.

19.	Duties of Officers may be Delegated

In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the Board of directors may deem sufficient, the Board may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

20.	Chairman of the Board

The Chairman of the Board, if any, shall, if present, preside at all meetings of the Board of directors and of shareholders and shall be ex-officio, a member of all committees. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the Board of directors.

21.	President

In the absence of the Chairman of the Board, if any, the President, if any, shall, when present, preside at all meetings of the Board of directors and shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the Board of directors or as are incident to his office.

22.	Vice-President

Any Vice-President shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President. Any Vice-President shall sign such contracts, documents or instruments in writing as require his signature and shall also have such other powers and duties as may from time to time be assigned to him by resolution of the Board of directors.

23.	Secretary

The Secretary, if any, shall give or cause to be given notices for all meetings of the Board of directors, of committees thereof, if any, and of shareholders when directed to do so and shall have charge, subject to the provisions of paragraph 37 hereof, of the records referred to in section 20 of the Act, except the accounting records, and of the corporate seal or seals, if any. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the Board of directors or as are incident to his office.

24.	Treasurer

Subject to the provisions of any resolution of the Board of directors, the Treasurer, if any, shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the Board of directors may by resolution direct. He shall prepare, maintain and keep or cause to be kept adequate books of accounts and accounting records. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the Board of directors or as are incident to his office. He may be required to give such bond for the faithful performance of his duties as the Board of directors in their uncontrolled discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

25.	Assistant-Secretary and Assistant-Treasurer

Any Assistant-Secretary and any Assistant-Treasurer shall respectively perform all the duties of the Secretary and Treasurer, respectively, in the absence or inability to act of the Secretary or Treasurer as the case may be. The Assistant-Secretary or Assistant-Secretaries, if more than one, and the Assistant-Treasurer or Assistant-Treasurers, if more than one, shall sign such contracts, documents or instruments in writing as require his or their signatures respectively and shall have such other powers and duties as may from time to time be assigned to them by resolution of the Board of directors.

COMMITTEES
26.

The Board of directors may from time to time appoint from their number one or more committees consisting of one or more individuals and delegate to such committee or committees any of the powers of the directors except as provided in subsection 115(3) of the Act. Unless otherwise ordered by the Board, a committee of directors shall have power to fix its quorum, to elect its chairman and to regulate its proceedings.

SHAREHOLDERS’ MEETINGS
27.	Annual Meeting
Subject to compliance with section 133 of the Act, the annual meeting of the shareholders shall be convened on such day in each year and at such time as the directors may by resolution determine.
28.	Special Meetings

Other meetings of the shareholders may be convened by order of the Chairman of the Board, the President or a Vice-President who is a director or by the Board of directors, to be held at such time and place as may be specified in such order.

Special meetings of shareholders may also be called by written requisition to the directors signed by shareholders holding between them not less than five percent  (5%) of the outstanding shares of the capital stock of the Corporation entitled to vote thereat. Such requisition shall state the business to be transacted at the meeting and shall be sent to the registered office of the Corporation.

Except as otherwise provided in subsection 143(3) of the Act, it shall be the duty of the directors on receipt of such requisition, to cause the meeting to be called by the Secretary of the Corporation.

If the directors do not, within twenty-one days after receiving such requisition call a meeting, any shareholder who signed the requisition may call the meeting.
29.	Place of Meetings

Meetings of shareholders of the Corporation shall be held at the registered office of the Corporation or at such other place in Canada as may be specified in the notice convening such meeting. Notwithstanding the foregoing, a meeting of shareholders may be held outside Canada if all the shareholders entitled to vote at that meeting so agree, and a shareholder who attends a meeting of shareholders held outside Canada is deemed to have so agreed except when he attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

30.	Notice

A printed, written or typewritten notice stating the day, hour and place of meeting and, subject to subsection 135(6) of the Act, the general nature of the business to be transacted shall be served upon each person who is entitled to vote at such meeting, each director of the Corporation and the auditor of the Corporation, either personally or by sending such notice by prepaid mail not less than twenty-one days or more than fifty days before the meeting. If such notice is served by mail it shall be directed to the latest address as shown in the records of the Corporation, of the intended recipient.

Notice of any meeting of shareholders or any irregularity in any such meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any directors or the auditor of the Corporation in writing, by telegram, cable or telex addressed to the Corporation or by any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

31.	Voting

Voting at a meeting of shareholders shall be by show of hands except where a ballot is demanded by a shareholder entitled to vote at the meeting. A shareholder may demand a ballot either before or after any vote by show of hands.

32.	Omission of Notice

The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

33.	Record Date

The directors may by resolution fix a date and time as the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders, but such record date shall not precede by more than fifty days or by less than twenty-one days the date on which the meeting is to be held.

If the directors fail to fix in advance a date and time as the record date in respect of all or any of the matters described above for any meeting of the shareholders of the Corporation, the following provisions shall apply, as the case may be:

a)

the record date for the determination of the shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which notice is given or sent;

	b)	the record date for the determination of the shareholders entitled to vote at a meeting of shareholders shall be the day on which the meeting is held; and
c)

the record date for the determination of the shareholders entitled to receive the financial statements of the Corporation shall be the close of business on the day on which the directors pass the resolution relating thereto.

34.	Votes

Every question submitted to any meeting of shareholders shall be decided in the first instance, unless a ballot is demanded, by a show of hands and in case of an equality of votes the chairman of the meeting shall, both on a show of hands and on a ballot, not have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder.

At any meeting, unless a ballot is demanded, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

In the absence of the Chairman of the Board, the President and every Vice-President who is a director, the shareholders present entitled to vote shall choose another director as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders present shall choose one from among themselves to be chairman.

If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination it shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors it shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.

Where a person mortgages or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares unless, in the instrument creating the mortgage or hypothec, he has expressly empowered the person holding the mortgage or hypothec to vote in respect of such shares, in which case, subject to the Corporation's articles, such holder or his proxy is the person entitled to vote in respect of the shares.

Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

35.	Proxies

A shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. A proxyholder need not be shareholder.

An instrument appointing a proxyholder shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, either under its seal or by an officer or attorney thereof, duly authorized.

The Board of directors may from time to time pass regulations regarding the deposit of instruments appointing a proxyholder at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such instruments to be telegraphed, cabled, telexed or sent in writing before the meeting or adjourned meeting to the Corporation or any agent of the Corporation for the purpose of receiving such particulars and providing that instruments appointing a proxyholder so lodged may be voted upon as though the instruments themselves were produced at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted. The chairman of any meeting of shareholders may, subject to any regulations made as aforesaid, in his discretion accept telegraphic, telex, cable or written communication as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such telegraphic, telex, cable or written communication accepted by the chairman of the meeting shall be valid and shall be counted.

36.	Scrutineers

The Chairman at any meeting of the shareholders of the Corporation may appoint two persons, who may but need not be directors, officers, employees or shareholders of the Corporation, to act as scrutineers at such meeting.

37.	Adjournment

The chairman of the meeting may adjourn any meeting of shareholders from time to time to a fixed time and place. If a quorum of shareholders is not present at such a meeting, then the chairman of the meeting may only adjourn the meeting with the consent of the shareholders present at such a meeting. If a meeting of shareholders is adjourned less than thirty days, it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate or more than ninety days, the requirements of subsection 149(1) of the Act relating to mandatory solicitation of proxies does not apply.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form a quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the chairman of the meeting may with the consent of the meeting adjourn such meeting to a fixed time and place, and for the purposes of such subsequent adjourned meetings, the persons present at such subsequent adjourned meeting shall, notwithstanding section 40 of these by-laws constitute a quorum for all purposes. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling same.

38.	Quorum

The presence of two (2) persons present in person or by proxy, holding or representing by proxy five per cent (5%) of the voting shares constitute a quorum of any meeting of shareholders, unless a different number of shareholders and/or a different number of shares are required to be represented by the Act or by the articles or by any other by-law. If a quorum is present at the opening of a meeting of the shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

39.	Resolution in Lieu of Meeting

Except where a written statement is submitted by a director under subsection 110(2) of the Act or by an auditor under subsection 168(5) of the Act, a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

A copy of every such resolution shall be kept with the minutes of the meetings of shareholders.
40.	Forms for Share Certificates

The forms for share certificates shall, subject to compliance with section 49 of the Act, be in such form as the Board of directors may from time to time by resolution determine, and be signed by two officers or the sole officer of the Corporation as the case may be.

41.	Registrar and Transfer Agent

The Board of directors may from time to time by resolution appoint or remove one or more registrars and/or branch registrars, which may but need not be the same person, to keep the register of security holders and/or one or more transfer agents and/or branch transfer agents, which may but need not be the same person, to keep the register of transfers, and, subject to section 50 of the Act, may provide for the registration of issues and the registration of transfers of the securities of the Corporation in one or more places and such registrars and/or branch registrars and/or transfer agents and/or branch transfer agents shall keep all necessary books and registers of the Corporation for the registration of the issuance and the registration of transfers of the securities of the Corporation for which they are so appointed. All certificates issued after any such appointment representing securities issued by the Corporation shall be countersigned by or on behalf of one of the said registrars and/or branch registrars and/or transfer agents and/or branch transfer agents, as the case may be.

42.	Defaced, Destroyed, Stolen or Lost Certificates

If the defacement, destruction or apparent destruction, theft, or other wrongful taking or loss of a share certificate is reported by the owner to the Corporation or to a registrar, branch registrar, transfer agent or branch transfer agent of the Corporation (hereinafter, in this paragraph, called the "Corporation's transfer agent") and such owner gives to the Corporation or the Corporation's transfer agent a written statement verified by oath or statutory declaration as to the defacement, destruction or apparent destruction, theft, or other wrongful taking or loss and the circumstances concerning the same, a request for the issuance of a new certificate to replace the one so defaced, destroyed, wrongfully taken or lost and a bond of a surety company, or other security approved by the Board of directors, in such form as is approved by the Board of directors or by the Chairman of the Board, the President, a Vice-President, the Secretary or the Treasurer of the Corporation, indemnifying the Corporation, and the Corporation's transfer agent, if any, against all loss, damage or expense, which the Corporation and/or the Corporation's transfer agent may suffer or be liable for by reason of the issuance of a new certificate to such shareholder, a new certificate may be issued in replacement of the one defaced, destroyed or apparently destroyed, stolen or otherwise wrongfully taken or lost, if such issuance is ordered and authorized by any one of the Chairman of the Board, the President, a Vice-President, the Secretary or the Treasurer of the Corporation or by resolution of the Board of directors.

DIVIDENDS
43.

Subject to the relevant provisions of the Act, the Board of directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the relevant provisions, if any, of the articles.

Subject to the Act, transfers of shares shall not, insofar as the Corporation is concerned, convey to the transferee the right to any dividends which may become payable on such shares before the registration of the transfer of such shares. In case two or more persons are registered as the joint holders of any share, any one of such persons may give effective receipts for all dividends in respect of such share.

The Board of directors may, before declaring any dividends or making any distribution to the shareholders or any class of shareholders, set aside out of its funds derived from the operation of the Corporation such sums as the Board of directors may think proper as a reserve or reserves which, subject to any relevant provisions of the Act and the relevant provisions of the articles, if any, shall, at the discretion of the Board of directors, be applicable for any purpose to which the funds derived from the operations of the Corporation may be applied.

NOTICES
44.	Shares Registered in more Than one Name

All notices or other documents required to be sent to a shareholder by the Act, the regulations under the Act, the articles or the by-laws of the Corporation shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

45.	Persons Becoming Entitled by Operation of Law

Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to his name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom he derives his title to such shares.

46.	Deceased Shareholder

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder, whether held solely or with other persons, until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on his heirs, executors or administrators and all persons, if any, interested with him in such shares.

47.	Signatures to Notices
The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.
48.	Computation of Time

Where a given number of days' notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day of service or posting of the notice shall, unless it is otherwise provided, be counted in such number of days or other period and such notice shall be deemed to have been given or sent on the day of service or posting.

49.	Proof of Service

A certificate of any officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the mailing or delivery or service of any notice or other documents to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

CHEQUES, DRAFTS, NOTES, ETC.
50.

All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the Board of directors may from time to time designate by resolution.

CUSTODY OF SECURITIES
51.

All securities, including warrants, owned by the Corporation shall be lodged, in the name of the Corporation, with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the Board of directors, with such other depositaries or in such other manner as may be determined from time to time by the Board of directors.

All securities, including warrants, belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation, and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship, and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.
52.

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by one person, which holds the office of Chairman of the Board, President, Managing Director, Vice-President, Director, Secretary, Treasurer, Assistant-Secretary or Assistant-Treasurer or any other office created by by-law or by resolution of the Board. All contracts documents or instruments in writing signed shall be binding upon the Corporation without any further authorization or formality. The Board of directors is authorized from time to time by resolution to appoint one or several persons on behalf of the Corporation either to sign contracts, documents or instruments in writing.

The corporate seal, if any, may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the Board of directors.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immoveable or moveable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, warrants, bonds, debentures or other securities and all paper writings.

In particular, without limiting the generality of the foregoing, one person which holds the office of Chairman of the Board, President, Managing Director, Vice-President, Director, Secretary, Treasurer, Assistant-Secretary or Assistant-Treasurer or any other office created by by-law or by resolution of the Board are hereby authorized to sell, assign, transfer, exchange, convert or convey all shares, bonds, debentures, rights, warrants or other securities owned by or registered in the name of the Corporation and to sign and execute, under the seal of the Corporation or otherwise, all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying or enforcing or exercising any voting rights in respect of any such shares, bonds, debentures, rights, warrants or other securities.

The signature or signatures of any officer or director of the Corporation or of any other officer or officers, person or persons appointed as aforesaid by resolution of the Board of directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or, subject to subsections 49(4) and 49(5) of the Act, bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation on which the signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the Board of directors, shall, subject to subsections 49(4) and 49(5) of the Act, be deemed to have been duly signed by such officers, shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures are reproduced may have ceased to hold office at the date of the delivery of such contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation

DECLARATIONS
53.

The Chairman of the Board, if elected, the President, the Vice-Presidents, Secretary and/or Treasurer, the Assistant-Secretaries and/or Assistant-Treasurers, Comptroller, or any one of them, is authorized and empowered to appear and make answer for the Corporation to all writs, orders and interrogatories upon articulated facts issued out of any court and to declare for and on behalf of the Corporation any answer to writs of attachment by way of garnishment in which the Corporation is garnishee, and to make all affidavits and sworn declarations in connection therewith or in connection with any or all judicial proceedings to which the Corporation is a party and to make demands of abandonment or petitions for winding up or bankruptcy orders upon any debtor of the Corporation and to attend and vote at all meetings of creditors of any of the Corporation's debtors and grant proxies in connection therewith.

REPRESENTATION AT MEETINGS
54.

The Chairman of the Board, if elected, the President, the Vice-Presidents, Secretary and/or Treasurer, the Assistant-Secretaries and/or Assistant-Treasurers, Comptroller or any one of them or any other officer or person thereunto authorized by the directors shall represent the Corporation and attend and vote at any and all meetings of shareholders or members of any firm, syndicate, company or corporation in which this Corporation has shares or is otherwise interested and any action taken and/or vote cast by them or him at any such meetings shall be deemed to be the act and/or vote of the Corporation.

The Chairman of the Board, if elected, the President, any Vice-Presidents, Secretary and/or Treasurer, the Assistant-Secretaries and/or Assistant-Treasurers, Comptroller or any two of them shall moreover be empowered to authorize any person, whether an officer of the Corporation or not, to attend, vote and otherwise act at any and all meetings of shareholders or members of any firm, syndicate, company or Corporation in which this Corporation has shares or is otherwise interested, and for such purpose shall be empowered to execute and deliver from time to time for and on behalf and in the name of the Corporation, an instrument or instruments of proxy in such form and terms as such officers so executing and delivering the same may see fit, including therein but without in any way limiting or restricting the generality of the foregoing, provision for the appointment of a substitute proxy and the revocation of all instruments of proxy given by the Corporation prior thereto with respect to any such meeting.

FISCAL YEAR
55.	The fiscal period of the Corporation shall end on such day as the Board of directors may from time to time by resolution determine.

Adopted by the directors on November 12, 2010

(s) Harry Miller

(s) George Kanolis

Harry Miller, President	George Kanolis, Secretary

Approved, ratified and confirmed by the shareholders on December 13, 2010.

(s) Harry Miller

(s) George Kanolis

Harry Miller, President	George Kanolis, Secretary

CLIFTON STAR RESOURCES INC.

BY-LAW NO. 2

GENERAL BORROWING BY-LAW

1.	Without restricting the application of the Canada Business Corporations Act, the directors may, when they deem it expedient and without the authorization of the shareholders:
	1.2	borrow money upon the credit of the corporation;
	1.3	issue debentures or other securities of the corporation, and pledge or sell the same for such sums and at such prices as may be deemed expedient; and
	1.4	hypothecate or mortgage the immoveable and moveable, or otherwise affect or charge the moveable property of the corporation, present or future, corporeal or incorporeal.

Any limitations and restrictions contained herein shall not apply to the borrowing of money by the corporation on bills of exchange or promissory notes, made, drawn, accepted or endorsed by or on behalf of the corporation.

Adopted by the directors November 12, 2010.

(s) Harry Miller

(s) George Kanolis

Harry Miller, President	George Kanolis, Secretary

Approved, ratified and confirmed by the shareholders on December 13, 2010.

(s) Harry Miller

(s) George Kanolis

Harry Miller, President	George Kanolis, Secretary